  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”). The following exhibit is furnished with this Form 6-K:

99.1 Material Change Report

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this document contains both historical information and “forward-looking statements” (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or “forward looking information” (within the meaning of applicable Canadian securities laws) (collectively referred to herein as “forward looking statements”) that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside our control.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: our ability to consummate the transactions contemplated by the Memorandum of Understanding (the “MOU”) we entered into with the Bolivarian Republic of Venezuela (“Venezuela”), on February 24, 2016, with respect to the potential settlement, including the payment and resolution, of the amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award”) by the International Centre for Settlement of Investment Disputes (“ICSID”), an amount yet to be agreed to by the parties in exchange for our contribution of the Mining Data (as defined herein) to the Brisas-Cristinas Project (as defined herein) and the potential subsequent joint development and financing of the Brisas-Cristinas Project by us and Venezuela; the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to us pursuant to the Arbitral Award or the other transactions contemplated by the MOU; risks associated with the concentration of our potential future operations and assets in Venezuela; the timing of our enforcement or collection of the Arbitral Award if the transactions contemplated by the MOU are not consummated; actions and/or responses by the Venezuelan government, including in connection with the negotiation of definitive documentation pursuant to the MOU and/or with respect to our ongoing collection efforts related to the Arbitral Award; economic and industry conditions influencing the sale of the Brisas Project (as defined herein) related equipment; conditions or events impacting our ability to fund our operations and/or service our debt; our ability to maintain listing of our Class A Common Stock on the TSXV and continued trading on the OTCQB; and our long-term plans for identifying and achieving revenue producing operations.

Forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

  our ability to reach agreement with Venezuela on definitive documentation for the transactions contemplated by the MOU and consummate such transactions;
  the ability of Venezuela to obtain financing on favorable terms, if at all, to fund the contemplated payments to us pursuant to the Arbitral Award or the other transactions contemplated by the MOU, including the potential development of the Brisas-Cristinas Project;
  the ability of the Company and Venezuela to obtain the approval of the National Executive Branch of the Venezuelan government to create a Special Economic Zone or otherwise provide tax and other economic benefits for the activities of the jointly owned entity (which we refer to herein as the “mixed company”) contemplated by the MOU;
  our ability to satisfy our obligations under the Notes following any payment by Venezuela under the Arbitral Award or with respect to contribution by us of the Mining Data to the mixed company, and any subsequent distribution of remaining funds to our shareholders (subject in each case to the payment of outstanding or incurred corporate obligations and/or taxes);
  the timing of the consummation of the transactions contemplated by the MOU or our collection of the Arbitral Award, if at all;
  the costs associated with the enforcement and collection of the Arbitral Award, including the costs that we will incur in connection with the settlement of the Arbitral Award pursuant to the transactions contemplated by the MOU;
  the complexity and uncertainty of varied legal processes in multiple international jurisdictions associated with our ongoing efforts to collect the Arbitral Award (including the U.S.);
  concentration of our potential future operations and assets in Venezuela, including operational, regulatory, political and economic risks associated with Venezuelan operations;
  the potential for corruption and uncertain legal enforcement in Venezuela, including requests for improper payments;
  the potential that civil unrest, military actions and crime will impact our potential future operations and assets in Venezuela;
  risks associated with exploration and, if adequate reserves, financing and other resources are available, development of the Brisas-Cristinas Project (including regulatory and permitting risks);
  our current liquidity and capital resources and access to additional funding in the future when required;
  continued servicing or restructuring of our outstanding Notes or other obligations as they come due;
  our ability to maintain continued listing of our Class A Common Shares on the TSXV and continued trading on the OTCQB;
  our long-term plans for identifying and achieving revenue producing operations in the future;
  shareholder dilution resulting from restructuring or refinancing our outstanding Notes;
  shareholder dilution resulting from the conversion of our outstanding convertible notes, including the Notes, in part or in whole to equity;
  shareholder dilution resulting from the sale of additional equity;
  value realized from the disposition of the remaining Brisas Project related assets, if any;
  value realized from the disposition of the Mining Data, if any, pursuant to the transactions contemplated by the MOU or otherwise;
  prospects for our exploration and development of mining projects, including the potential joint development of the Brisas-Cristinas Project by us and Venezuela and any development we may pursue as a result of the Mining Property Acquisition (as defined herein);
  currency, metal prices and metal production volatility;
  adverse U.S. and/or Canadian tax consequences;
  our ability to continue to report as a “foreign private issuer” pursuant to Rule 3b-4 under the Exchange Act;
  abilities and continued participation of certain key employees; and
  other risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See “Risk Factors” contained in the Company’s Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically filed or furnished with the SEC or other securities regulators or presented on our website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable rules promulgated by the SEC.  Investors are urged to read our filings with U.S. and Canadian securities regulatory authorities, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2016

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO